Austrian

29.6.2006

SUPPL

ORGANISATIONAL CHANGES AT AUSTRIAN AIRLINES GROUP

In order to strengthen quality, market and customer views and to create uniform, streamlined group processes, the Austrian Airlines Group will implement an organisational change on September 1, 2006. This new structure is part and starting point of a package of measures which will continue increasing the levels of productivity.

In future, any activities influencing the design of customer contact, including Cabin Services, will be centred on the new "Product Management & Customer Services division". This will affect both ground- and cabin -based services, as well as scheduled, charter and cargo. The precise details of the structure of the new division, in particular the definition of the interfaces with other departments, will be decided within a Board of Management project in coming weeks. Mr. Peter Baumgartner, until now Manager Corporate Communications Central and Eastern Europe for Siemens AG Österreich, is to be appointed as new Vice President of Product Management & Customer Services from 1 September 2006 onwards.

"I am very glad, that we succeeded in bringing Peter Baumgartner on board as he is one of the best marketing experts. At Austrian we will continue our joint success which we had at Siemens", stated Chief Executive Officer Mr. Alfred Ötsch.

In order to live up to the market requirements even more effectively and rapidly, the divisions of Network (Route Network Responsibility) and Sales will be merged and newly assigned to the supervision of Mr. Rudolf Mertl.

Mr. Christian Fitz will be entrusted with leading the new "Quality, Collective Decision Making and Process Management division", whose aim will be to continue intensifying the cooperation with Vienna Airport and Austro Control (ACG). Capt. Friedrich Strahammer will take over management of the Flight Operations Division.

Rückfragehinweis / For further information: Unternehmens- & Marktkommunikation / Corporate- & Market Communications - AUSTRIAN AIRLINES GROUP: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@austrian.com / mailto:johann.jurceka@austrian.com / mailto:livia.dandrea@austrian.com / mailto:patricia.strampfer@austrian.com, www.austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@austrian.com

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Austrian

28.6.2006

DR. PETER MICHAELIS ELECTED AS NEW CHAIRMAN OF THE SUPERVISORY BOARD OF AUSTRIAN AIRLINES AG

In today's meeting of the Supervisory Board Dr. Peter Michaelis was elected as new chairman of the Austrian Airlines AG Supervisory Board. He is taking over the function from Rainer Wieltsch, who will be Second Deputy Chairman of the Supervisory Board in the future.

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3311, Fax: +43 (0) 5 1766 3333, e-mail: prisca.havranek-kosicek@austrian.com

Rückfragehinweis / For further information: Unternehmens- & Marktkommunikation / Corporate- & Market Communications - AUSTRIAN AIRLINES GROUP: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@austrian.com / mailto:johann.jurceka@austrian.com / mailto:livia.dandrea@austrian.com / mailto:patricia.strampfer@austrian.com, www.austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@austrian.com